Volaris Reports June 2022 Traffic Results:

11% YoY demand growth with an 84% Load Factor

Mexico City, Mexico, July 6, 2022 – Volaris (the “Company”) (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States, Central, and South America, reports its June 2022 preliminary traffic results.

In June 2022, Volaris’ capacity (measured in ASMs) increased 17.2% compared to June 2021, while demand (measured in RPMs) increased 10.9% compared to the same period; the result was a load factor of 84.4% (-4.7 pp YoY). Volaris transported 2.4 million passengers during the month, a 10.4% increase compared to June 2021. Passenger demand (RPMs) in the domestic Mexican and international markets increased 9.9% and 13.5%, respectively, compared to June 2021. Year-to-date, Volaris’ demand (measured in RPMs) increased 34.5% YoY, with a load factor expansion of 1.1 pp, to 84.0%.

Commenting on June 2022 traffic figures, Volaris’ President and CEO Enrique Beltranena said: “Volaris remains disciplined about adding capacity to match passenger demand. During the quarter, the Company passed on a portion of higher jet prices through fare increases or, in certain cases, reallocated flights to more profitable routes. We will continue to be nimble and responsive to market conditions in the coming months.”

	Jun 2022	Jun 2021	Variance	YTD Jun 2022	YTD Jun 2021	Variance
RPMs (million, scheduled & charter)
Domestic	1,626	1,480	9.9%	9,951	7,680	29.6%
International	722	636	13.5%	3,884	2,604	49.1%
Total	2,347	2,116	10.9%	13,834	10,284	34.5%
ASMs (million, scheduled & charter)
Domestic	1,873	1,635	14.6%	11,466	9,050	26.7%
International	908	739	22.9%	5,005	3,357	49.1%
Total	2,781	2,373	17.2%	16,472	12,408	32.8%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	86.8%	90.5%	(3.7) pp	86.8%	84.9%	1.9 pp
International	79.5%	86.1%	(6.6) pp	77.6%	77.6%	0.0 pp
Total	84.4%	89.1%	(4.7) pp	84.0%	82.9%	1.1 pp
Passengers (thousand, scheduled & charter)
Domestic	1,861	1,676	11.1%	11,535	8,590	34.3%
International	494	458	7.8%	2,738	1,884	45.3%
Total	2,354	2,134	10.4%	14,272	10,474	36.3%

Economic Jet Fuel Price (USD per gallon, preliminary)
Average	4.60	2.22	107.2%	3.80	2.04	86.3%

The information included in this report has not been audited, and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 205, and its fleet from 4 to 113 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 45 cities in Mexico and 28 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, and Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit www.volaris.com.

Investor Relations Contact

Félix Martínez / Naara Cortés Gallardo / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com